Exhibit 99.2

Santiago, September 23, 2022

Mrs.

Solange Berstein Jáuregui

President

Financial Markets Commission

Present

Ref.	Communication of Material Fact.

Mrs President,

In compliance with the provisions of article 9 and subsection 2 of article 10 of Law No. 18,045, on the Securities Market, and General Rule No. 30 of the Commission for the Financial Market (hereinafter , the “CMF”) modified by General Rule No. 486 of August 31, 2022, duly empowered to that effect, hereby report as a Material Fact regarding Banco Santander-Chile (hereinafter, the “Bank” ) with the purpose of disclosing in a truthful, sufficient and timely manner the essential facts and information related to the Bank, its businesses and the securities issued by it that are subject to public offering, the following:

On today’s date, September 23, 2022, the settlement of the placement of dematerialized and bearer bonds carried out by the Bank on September 26, 2022 in the local market was carried out, charged to the line registered in the Securities Registry of the CMF under number 11-6/2017 dated October 12, 2017. The specific conditions of the aforementioned placement were as follows:

- Series U-6 Bonds, for a total amount of $8,500 million pesos, maturing on April 1, 2026. The average placement rate of the securities was 7.95%.

Sincerely,

Juan Pedro Santa María
On Behalf of the Chief Executive Officer

C.c:

- Stock Exchange

- Chilean Electronic Exchange

- Banco de Chile / Representative of the bond holders